CONSENT OF QUALIFIED PERSON

1 September 2012

TO:	The Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
NYSE-Amex

Re: Platinum Group Metals Ltd. (the “Company”) – Consent of Qualified Person

1.           I, Kenneth Graham Lomberg, consent to the public filing of the technical report entitled “Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa (Latitude 23°21’53”S. Longitude 28°48’23”E)”, and dated effective September 1, 2012, (the “Technical Report”).

2.           I also consent to any extracts from, or a summary of, the Technical Report in the news releases of the Company dated September 4 and September 17, 2012 (the “News Releases”) and material change reports of the Company dated September 4 and September 17, 2012 (the “Material Change Reports”) and any publication or use by the Company for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public.

3.           I certify that I have read the News Releases and Material Change Reports and that they fairly and accurately represent the information in the sections of the Technical Report for which I am responsible.

Dated this 1 day of September 2012.

[Ken Lomberg]

Kenneth Graham Lomberg,
B.Sc Hons (Geology), B.Com, M.Eng., Pr.Sci.Nat

Coffey Mining (SA) Pty Ltd (2006/030152/07), VAT Number (415 023 9327)
Block D, Somerset Office Estate, 604 Kudu Street, Allen’s Nek 1737, Roodepoort, South Africa
Postnet Suite 160, Private Bag X09, Weltevreden Park 1715, South Africa
T (+27) (11) 679 3331 F (+27) (11) 679 3272 www.coffey.com